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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-14299

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wilson-Davis & Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

236 S. Main Street
(No. and Street)

Salt Lake City	Utah	84101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert McBey	801-532-1313	rmcbey@wdco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED JUNE 30, 2024

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wilson-Davis & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. as of June 30, 2024, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wilson-Davis & Company, Inc.'s management. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wilson-Davis & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital, Schedule II – Reconciliation to Respondent's Unaudited Computation, Schedule III – Computation for Determination of Customer Account Reserve of Broker and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule IV – Reconciliation of Computation for Determination of Customer Account Reserve Requirements Under Rule 15c3-3, Schedule V – Computation for Determination of PAB Account Reserve of Broker and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule VI – Reconciliation of Computation for Determination of PAB Account Reserve Requirements Under Rule 15c3-3, and Schedule VII – Information for Possession or Control Requirements Under Rule 15c3-3 (collectively referred to as the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Wilson-Davis & Company, Inc.'s financial statements. The supplemental information is the responsibility of Wilson-Davis & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and

content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 29, 2024

We have served as Wilson-Davis & Company, Inc.'s auditor since 2016.

OATH OR AFFIRMATION

I, Robert McBey _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wilson-Davis & Company, Inc. _____, as of 6/30 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DAVID GUTIERREZ
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 07/08/28
NOTARY ID 134979399

Signature: _____

Title: _____
President & CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WILSON-DAVIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2024

ASSETS

Cash and cash equivalents	6,548,975
Cash segregated - customers	20,548,972
Cash segregated - PAB	200,738
Receivables - broker-dealers and clearing organizations	1,333,305
Receivables - customers, net of allowance for doubtful accounts of $15,000	823,784
Trading securities, market value, net	55
Deferred tax asset	4,400
Cash deposits - BDs and Clearing Organizations	3,515,000
Property and equipment, at cost, less accumulated depreciation and amortization of $360,017	16,080
Operating Lease Right to Use Lease Asset	326,335
Other assets	1,748,005
TOTAL ASSETS	35,065,649

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payables to customers	20,162,973
Accounts and payables to officers/directors	686,579
Accounts payable and accrued expenses	1,104,492
Payables - broker-dealers and clearing organizations	4,915
Commissions, payroll and payroll taxes	273,386
Accrued contingent liability	100,000
Subordinated borrowings	1,950,000
Trading account deposit	100,000
Operating lease liability	332,228
Other liabilities	40,781
TOTAL LIABILITIES	24,755,354

STOCKHOLDERS' EQUITY

Common Stock, $.10 par value, 1,000,000 shares authorized,	
410,000 shares issued and outstanding	41,000
Additional paid-in-capital	303,837
Retained earnings	9,965,458
TOTAL STOCKHOLDERS' EQUITY	10,310,295
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	35,065,649

The accompanying notes are an integral part of these financial statements.

WILSON-DAVIS & CO., INC.
STATEMENT OF OPERATIONS
June 30, 2024

REVENUES		
	Commissions	$ 5,818,660
	Vetting fees	1,188,385
	Clearing fees	408,550
	Fees charged to customers	1,140,590
	Net gain/(loss) on firm trading accounts	33,205
	Interest Income	2,287,960
	Other	255,316
	TOTAL REVENUES	11,132,666
EXPENSES		
	Compensation, payroll taxes and benefits	4,982,417
	Data processing and clearing costs	2,650,423
	Regulatory, professional fees and related expenses	1,251,157
	Communications	608,060
	Occupancy and equipment	221,455
	Transfer fees	168,548
	Bank Charges	211,367
	Interest expense	143,902
	Bad Debt	293,409
	Other	105,623
	TOTAL EXPENSES	10,636,361
INCOME/(LOSS) BEFORE INCOME TAXES		496,305
OTHER INCOME/(EXPENSE)		
Income tax benefit/(expense)		(122,178)
NET INCOME		$ 374,127

The accompanying notes are an integral part of these financial statements.

WILSON-DAVIS & CO., INC.
STATEMENT OF CASH FLOWS
June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income/(Loss)	$	374,127
Noncash revenue and expense adjustments:		
Depreciation and amortization expense		18,227
Change in allowance for doubtful accounts		5,000
Gain on investments		(146,706)
Net lease payments		(3,580)
Bad debt expense		293,409
Change in deferred income taxes		(4,400)
(Increase) decrease in assets:		
Receivables from broker dealers and clearing organizations		(550,790)
Receivable from customers		(926,504)
Trading Securities, market value, net		3,543
Commissions receivable		14,181
Cash deposits with clearing organization and other broker dealers		(942,136)
Income tax receivable		313,286
Other assets		(1,330,881)
Increase (decrease) in liabilities:		
Payables to customers		(7,781,494)
Accounts of and payables to officers and directors		6,804
Accounts payable and accrued expenses		310,896
Commissions, payroll and payroll taxes payable		65,452
Payable to brokers dealers		(14,733)
Income tax payable		39,881
Net cash used in operating activities		(10,630,545)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash paid for purchase of other investments		(9,987)
Cash proceeds on sale of other investments		205,734
Net cash provided by investing activities		195,747
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash proceeds on Subordinated notes		1,300,000
Net cash provided by financing activities		1,300,000
Net (decrease) in cash and restricted cash		(8,760,671)
Cash and restricted at beginning of year		36,059,356
Cash and restricted cash at end of year	$	27,298,685

The accompanying notes are an integral part of these financial statements.

WILSON-DAVIS & CO., INC.
STATEMENT OF CASH FLOWS
June 30, 2024

Supplemental disclosures of cash flow information:

Cash paid for:

Interest	30,319
Income taxes	530

Schedule of Non-cash transactions:

On October 16, 2023, the Company entered into a Fifth Adendum to Lease for the Salt Lake City office. The lease is for three years. The company recorded a Right-of-Use-Asset and Lease Liability in the amount of $333,011.

On December 21, 2023, the Company entered into a Second Amended to Office Lease for the Denver office. The lease is for one year. The company recorded a Right-of-Use-Asset and Lease Liability in the amount of $12,902.

The accompanying notes are an integral part of these financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
June 30, 2024

| | Common Stock | | Additional Paid-In | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance, June 30, 2023	410,000	$ 41,000	$ 303,837	$ 9,591,331	$ 9,936,168
Net Income	-	-	-	374,127	374,127
Dividends paid	-	-	-	-	-
Balance, June 30, 2024	410,000	$ 41,000	$ 303,837	$ 9,965,458	$ 10,310,295

The accompanying notes are an integral part of these financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2024

Subordinated Borrowings; July 01, 2023	$ 650,000
Issuance of new loan	1,300,000
Principal payments on loans	--
Subordinated Borrowings; June 30, 2024	$ 1,950,000

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & CO., INC.

NOTES TO FINANCIAL STATEMENTS JUNE 30, 2024

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company is a securities broker and dealer, dealing in over-the-counter and listed securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received.

The Company has operations in Utah, Arizona, California, Colorado, Florida, New York, Oklahoma and Texas. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b. Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

c. Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 using the modified retrospective method. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company acts as an agent by selling securities to customers and collecting commissions. The Company recognizes commissions on a trade date basis, which is the day the transaction is executed. The company believes that the performance obligation is satisfied on the trade date because that is when the security is selected, the price is determined, the trade is executed, and the risks and rewards of ownership have been transferred to/from the customer.

The Company also receives commissions on mutual funds purchased by customers. The Company believes that the performance obligation is not satisfied until the mutual funds are purchased by customers and recognizes the commissions at that time.

The Company performs vetting services to customers who wish to convert restricted stock to eligible trading stock. In addition, the Company charges clearing fees to another broker-dealer that it clears trades for. The Company recognizes revenue as the related performance obligations are satisfied.

The Company charges customers for wires and transfer agent fees. The customer is also charged for blue sheet fees, corporate actions, and ACATS fees. The Company recognizes revenue as the related performance obligations are satisfied.

The Company earns interest on its balances with its financial institution. The Company recognizes the interest income at month end when the income has been earned.

d. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the Company's bank accounts and any highly liquid investments with an initial maturity of three months or less.

e. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

f. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is provided using accelerated and straight-line methods over expected useful lives of three to seven years.

g. Leases

The Company leases office space under the terms of several operating leases. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's leases do not provide implicit rates, to determine the present value of lease payments, management uses the Company's estimated incremental borrowing rate based on the information available at lease commencement.

h. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes.

Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. The tax effects of such differences are reported as deferred income taxes in the financial statements.

i. Fair Value of Financial Instruments

FASB ASC 825-10 *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

j. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

k. Acquisition

Pursuant to the Broker-Dealer Acquisition Agreement, AtlasClear Holdings purchased 100% of the Company on February 9, 2024.AtlasClear Holdings is a shell company with no operations. Through the acquisition of the Company, and other entities, AtlasClear Holdings will provide specialized clearing and banking services to financial service firms.

2. CASH AND RESTRICTED CASH

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same amounts presented in the statements of cash flows.

Cash and cash equivalents	$	6,548,975
Cash segregated in accordance with Federal regulations - Customers		20,548,972
Cash segregated in accordance with Federal regulations - PAB		200,738
Total cash and restricted cash show in the statement of cash flows	$	27,298,685

3. CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2024, was calculated to be $19,326,300. The Company had $19,677,378 cash on deposit in the reserve account, which was $351,078 more than the amount required. On July 1, 2024, the Company deposited $150,000 to the reserve account in accordance with the rule which resulted in an excess of $501,078.

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to broker-dealer transactions and credit balances. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2024, was calculated to be $100,000. The Company had $200,738 cash on deposit in the reserve account, which was $100,738 more than the amount required.

4. RECEIVABLES & PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2024, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables		Payables	
Due from/to clearing organizations, net	$	1,094,452	$	3,003
Fails to deliver and receive		238,853		1,912
Totals	$	1,333,305	$	4,915

No losses were recognized on the receivables from broker dealers or clearing organizations during the year ended June 30, 2024.

5. **CUSTOMER RECEIVABLES AND PAYABLES**

Accounts receivable from and payable to customers at June 30, 2024, include cash and margin accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Management periodically evaluates each account on a case-by-case basis to determine impairment. Accounts that are deemed uncollectible are written off to bad debt expense. Bad debt expense net of bad debt recoveries and trading error adjustments for the year ended June 30, 2024 was $293,409.

6. **PROPERTY AND EQUIPMENT**

Depreciation expense for the year ended June 30, 2024, was $18,227. Property and equipment are summarized by major classifications as follows:

Equipment	$	150,202
Leasehold imrprovements		89,087
Software		85,042
Furniture and fixtures		51,717
		376,048
Less accumulated depreciation and amortization		(359,968)
	$	16,080

7. **LINE OF CREDIT**

On September 20, 2021, the Company obtained a $10,000,000 revolving line of credit with its new bank. The interest rate is determined at the time of borrowing as agreed by the Company and the bank. The line of credit currently provides for interest at the bank's overnight rate plus 1.5% and is secured by the assets of the Company. In addition, the line of credit carries an interest rate of 0.5% on its unused portion. The interest cost was $50,833 for the year ended June 30, 2024. The Company did not have an outstanding balance on the line of credit as of June 30, 2024. The line of credit contains certain loan covenants and advances on the line of credit are payable on demand. Management believes the Company was in compliance with applicable covenants as of June 30, 2024.

8. **SUBORDINATED LOAN AGREEMENTS**

Previously, the Company entered into six subordinated loan agreements totaling $650,000, all of which are payable to former officers and directors of the Company. The agreements renew annually and provide for interest at 5% per annum.

The Company was required to meet new regulatory requirements effective October 26, 2023, that it have at least $10,000,000 in excess net capital to clear securities transactions on a fully disclosed basis for other firms. To provide the additional capital needed, Wilson-Davis, and investors, funded $1,300,000 in subordinated demand notes in October 2023. The notes mature in October 2024 and have an interest rate of 5% per annum, payable quarterly.

The Company anticipates that all notes will be renewed for additional one-year periods, unless circumstances or Company requirements change. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 14). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

9. **INCOME TAXES**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, depreciation and net operating loss carryforwards. Income tax expense computed at statutory rates consists of the following:

Federal income tax expense	$ 105,810
State and local income and franchise taxes	21,668
Change in deferred taxes for current year timing differences	(5,300)
Income tax expense	$ 122,178

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 21 percent as follows:

Computed "expected" federal tax expense	$ 104,224
Computed "expected" state tax expense	24,815
Computed "expected" state tax deduction	(5,211)
Effect of non-taxable federal income	(85)
Impact of non-deductible expenses	3,724
Impact of different state tax rates and minimums	(4,878)
Other	(411)
Income tax expense	$ 122,178

In accordance with ASU No. 2015-17, "Income Taxes (Topic 740) – Balance Sheet Classification of Deferred Taxes", the Company reports their deferred tax liabilities and deferred tax assets, together as a single noncurrent item on the balance sheet. Using the applicable combined Federal and state tax rate of 26%, the deferred tax assets and liabilities are as follows:

	Amount	Rate	Tax
Deferred income tax asset			
Allowance for doubtful accounts	$ 15,000	26%	$ 3,900
Book depreciation in excess of tax depreciation	$ 2,001	26%	500
			$ 4,400
Deferred income tax liability	--		--
Net deferred income tax asset			$ 4,400

The FASB has released accounting standards which require reporting entities to utilize different recognition thresholds and measurement requirements for uncertain tax positions than previously required. The Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2020.

The FASB has released accounting standards which require reporting entities to utilize different recognition thresholds and measurement requirements for uncertain tax positions than previously required. The Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements.

10. LEASE COMMITMENTS

The Company has operating lease obligations for office space at its headquarters location and two branch offices. The various leases have the following characteristics:

The Company renewed a three-year operating lease for office space in February 2024, which will expire January 31, 2027. The terms of the agreement call for an annual 3% escalation in rents and one three-year renewal option at market rates.

In December 2023, the Company renewed a 12-month operating lease for office space. The lease commenced January 1, 2024. The terms of the agreement call for a fixed rent payment of $1,100 per month.

The Company entered into a 63-month operating lease for office space in April 2020, which will expire May 31, 2025. The terms of the agreement call for specific annual escalation in rents and two five-year renewal options at market rates.

Rent expense under the three operating agreements totaling $203,227 was charged to operations during the fiscal year ended June 30, 2024. The future minimum payments required by the office lease agreements in effect at June 30, 2024:

2025	$ 164,271
2026	118,597
2027	70,377
Total lease payments	353,245
Less interest factor	(21,017)
Total operating lease liability	332,228
Less operating lease liability - current portion	(149,499)
Operating lease liability - long-term portion	$ 182,729

As disclosed in Note 1, the Company adopted ASU No. 2016-02, *Leases* (Topic 842), which requires leases with durations greater than 12 months to be recognized on the statement of financial condition. The Company uses its estimated cost of capital at lease commencement as its interest rate, as the operating leases do not provide readily determinable implicit interest rates.

The following table presents the Company's lease-related assets and liabilities as of June 30, 2024:

Assets:		
Operating leases	Right-of-Use-Asset	326,335
Total		$ 326,335
Liabilities:		
Operating leases	Current portion	149,499
Operating leases	Long-term portion	182,729
Total		$ 332,228
Weighted-average remaining term (years)		2.35
Weighted-average discount rate		4.97%

11. RETIREMENT PLANS

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the board of directors. No profit-sharing contributions were made during the year ended June 30, 2024.

12. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2024, the amounts due to former officers and directors consisted of cash balances in security accounts totaling $686,579. Amounts paid or received on these accounts occur in the normal course of business. At June 30, 2024, the amounts due from former officers and directors consisted of fees for trades totaling $5,172.

b. Subordinated borrowings

Thirteen subordinated loan agreements totaling $1,950,000 are with current and former officers and directors of the Company (see note 8). Interest expense associated with the subordinated borrowings totaled $79,068 during the years ended June 30, 2024.

c. Receivable - Other

At June 30, 2024, the amount due from our parent company, AtlasClear Holdings, was $1,279,178.

13. FAIR VALUE MEASUREMENT

FASB ASC 820 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Trading Securities — Valued at the bid price reported in the active market in which the individual securities are traded.

Securities sold not yet purchased — Valued at the ask price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities (if any) at fair value as of June 30, 2024:

Assets	Level 1	Level 2	Level 3	Total
Trading securities	$55	$	$	$55
Totals	$55	$	$	$55

14. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealers fail to perform, the Company may be required to complete the transactions at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company maintains a few customer margin accounts which exposes the company to credit and market risks. However, this risk is minimized by the Company requirement that margin accounts must maintain at least a 2:1 ratio of securities to margin obligations.

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At June 30, 2024, the Company had approximately $6,298,975 in excess of the FDIC limit.

15. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2024, the Company's net capital was $10,437,312 which was $10,187,312 in excess of the minimum required.

16. COMMITMENTS AND CONTINGENCIES

On February 27, 2018, an extended hearing panel of the Department of Enforcement of the Financial Industry Regulatory Authority, Inc., Office of Hearing Officers, issued its decision ordering fines aggregating $1.47 million for violations of the applicable short sales and anti-money laundering rules. The Company appealed the decision to the National Adjudicatory Council (NAC). On December 19, 2019 the NAC issued its decision ordering that the fines be reduced by $205,000 to an aggregate $1.265 million. The Company made a timely appeal to the Securities and Exchange Commission (SEC) to hear the case. Pursuant to FINRA Rules, the Company's timely appeal of the decision to the SEC deferred the effectiveness of the findings and sanctions. Due to the disparity in the range of fines of similar cases, the Company believes that the final amount is not reasonably estimable. The Company has booked a contingent liability totaling $100,000 which represents the estimated low end of the possible range of fines.

On December 28, 2023, the SEC issued a ruling affirming the findings of violations and remanding the matter back to FINRA to reconsider the appropriate sanctions in light of the SEC decision.

17. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 29, 2024, the date which the financial statements were available to be issued and has determined there are no subsequent events to be reported.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2024

WILSON-DAVIS & COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2024

Total stockholders' equity		$ 10,310,294
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		15,000
Total stockholders' equity qualified for net capital		10,325,294
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,950,000
Total capital and allowable subordinated liabilities		12,275,294
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 1,780,470	
Aged fails-to-deliver	56,110	
Aged fails-to-receive	1,401	
Total deductions and/or charges		1,837,981
Net capital before haircuts on securities positions		10,437,313
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	1	
Money market funds	--	
Undue concentration	--	
Total haircuts		1
Net capital		$ 10,437,312

See reconciliation to respondent's unaudited computation on page 21.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE II
RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION
JUNE 30, 2024

Net capital per respondent's unaudited computation	$ 10,437,312
Net adjustments to stockholders' equity	--
(Increase) in non-allowable assets	--
(Increase) in aged fails to deliver and receive	--
(Increase) in securities haircuts	--
Net capital per audit	$ 10,437,312

WILSON-DAVIS & COMPANY, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE OF BROKER AND DEALERS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2024

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ 19,664,906	
Monies payable against customers' securities loaned	-	
Customers' securities failed to receive	72,000	
Credit balances in firm accounts which are attributable to principal sales to customers	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	6	
Other	-	

TOTAL CREDITS $ 19,736,912

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	423,311	
Failed to deliver of customers' securities not older than 30 calendar days	--	
Aggregate debit items		423,311
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)	(12,699)	

TOTAL DEBITS 410,612

RESERVE COMPUTATION

Excess of total debits over total credits	--
Excess of total credits over total debits	19,326,300
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	19,677,378
Amount of deposit (or withdrawal)	150,000
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 19,827,378
Date of deposit or withdrawal	None

See reconciliation to respondent's unaudited computation on page 23.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE IV
RECONCILIATION OF COMPUTATION FOR DETERMINATION
OF CUSTOMER ACCOUNT RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2024

	Debits	Credits
Totals per respondent's unaudited computation	$ 410,612	$ 19,736,912
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
(Decrease) in principal shorts to customers	--	--
Increase (decrease) in customer accounts	--	--
Increase in customer securities failed to deliver/receive	--	--
(Increase) in 3% of debit items (alternative method)	--	--
Totals per audit	$ 410,612	$ 19,736,912

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE V
COMPUTATION FOR DETERMINATION OF PAB ACCOUNT
RESERVE OF BROKER AND DEALERS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2024

CREDIT BALANCES

Free credit balances and other credit balances in PAB security accounts	$ 100,000
PAB securities failed to receive	--
Fair value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	--
TOTAL CREDITS	**$ 100,000**

DEBIT BALANCES

Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	--
Failed to deliver of PAB securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	--
TOTAL DEBITS	**--**

RESERVE COMPUTATION

Excess of total PAB debits over total credits	--
Excess of total PAB credits over total debits	100,000
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	200,738
Amount of deposit (or withdrawal)	-
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 200,738
Date of deposit or withdrawal	None

See reconciliation to respondent's unaudited computation on page 25.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE VI
RECONCILIATION OF COMPUTATION FOR DETERMINATION
OF PAB ACCOUNT RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 20234

	Debits	Credits
Totals per respondent's unaudited computation	$ --	$ 100,000
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
Increase in PAB securities failed to deliver/receive	--	--
Totals per audit	$ --	$ 100,000

WILSON-DAVIS & COMPANY, INC.
SCHEDULE VII
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2024

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in
the respondent's possession or control as of the report date (for which
instructions to reduce to possession or control had been issued as of the
report date) but for which the required action was not taken by respondent
within the time frames specified under Rule 15c3-3. $ 6

Number of items   1

The system and procedures utilized in complying with the requirement to
maintain physical possession or control of customers' fully paid and excess
margin securities have been tested and are functioning in a manner adequate
to fulfill the requirements of Rule 15c3-3.

Yes__X__



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
of Wilson-Davis & Company, Inc.

We have examined Wilson-Davis & Company, Inc.'s statements, included in the accompanying Compliance Report, that (a) Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2024; (b) Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2024; (c) Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2024; and (d) the information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records. Wilson-Davis & Company, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Wilson-Davis & Company, Inc. with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of Wilson-Davis & Company, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2024; Wilson-Davis & Company, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2024; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2024, was derived from Wilson-Davis & Company, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Wilson-Davis & Company, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Wilson-Davis & Company, Inc.'s statements referred to above are fairly stated, in all material respects.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 29, 2024

Wilson-Davis & Company-WD INVESTMENTS 236 So. Main St. - Salt Lake City, UT 84101
or PO Box 11587 Salt Lake City, Utah 84147

Member: Securities Investor Protection Corporation **SiPC** **Member:** Financial Industry Regulatory Authority **(FINRA)**

COMPLIANCE REPORT

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Wilson-Davis & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

a.   The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

b.   The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended June 30, 2024.

c.   The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended June 30, 2024.

d.   The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2024; and

e.   The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Robert McBey, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Robert McBey
Robert McBey (Aug 29, 2024 13:25 CDT)
Robert McBey
Wilson-Davis & Company
August 29, 2024



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Wilson-Davis & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Management of Wilson-Davis & Company, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 29, 2024